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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Meridian Medical Technologies, Inc.
                      (formerly, Survival Technology, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   589658 10 3
                                 (CUSIP Number)

                                James H. Miller
                      Meridian Medical Technologies, Inc.
                       2275 Research Boulevard, Suite #100
                            Rockville, Maryland 20850
                                  301-926-1800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of ___ Pages

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CUSIP No.  589658 10 3
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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                           EM Industries, Incorporated

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2        Check the Appropriate Box If a Member of a Group

                                     a.  / /
                                     b.  / /

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3        SEC Use Only

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4        Source of Funds

                  OO

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5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Item
         2(d) or 2(e)   / /

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6        Citizenship or Place of Organization

                                    New York

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                           7        Sole Voting Power
  Number of
                                         243,476(1)
   Shares
                           -----------------------------------------------------
Beneficially
                           8        Shared Voting Power
  Owned By
                           -----------------------------------------------------
   Each
                           9        Sole Dispositive Power
  Reporting
                                         243,476(1)
   Person
                           -----------------------------------------------------
    With
                           10       Shared Dispositive Power

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   243,476(1)

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12       Check Box If the Aggregate Amount in Row (11)        / /
         Excludes Certain Shares

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     (1) Includes 29,038 shares of Common Stock of the issuer subject to presently exercisable warrants. See Items 4 and 5 below.

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13       Percent of Class Represented By Amount in Row (11)

                           8.3%

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14       Type of Reporting Person

                           CO

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                               Page 3 of ___ Pages

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Item 1. Security and Issuer.

        This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Meridian Medical Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2275 Research Boulevard, Suite #100, Rockville, Maryland 20850.

Item 2. Identity and Background.

        This Schedule 13D is filed on behalf of EM Industries, Incorporated, a New York corporation ("EM"). EM is directly or indirectly owned and controlled by Merck KGaA, a German limited liability company ("Kommanditgesellschaft auf Aktien") ("Merck").

        EM's principal business is the importing, manufacture and distribution of specialty chemicals and pharmaceuticals. The principal business address and the principal office address of EM is 7 Skyline Drive, Hawthorne, New York, 10532. Merck's principal business is the manufacture and distribution of pharmaceutical drugs, specialty chemicals and laboratory products. The principal business address and the principal office address of Merck is Frankfurter Strasse 250, 6100 Darmstadt, Federal Republic of Germany.

        The name, business address, citizenship and present principal occupation of each director and executive officer of EM and Merck are set forth, respectively, on Schedules I and II hereto.

        None of EM, Merck or, to the best knowledge of EM or Merck, any of the persons listed on Schedules I and II hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        As described in more detail in Item 4, below, 181,487 shares of Common Stock beneficially owned by EM (the "Merger Common Shares") were acquired by EM pursuant to an Agreement and Plan of Merger, dated as of September 11, 1996 (the "Merger Agreement"), by and between Brunswick Biomedical Corporation ("BBC") and Survival Technology, Inc. ("STI" or the "Company"(2)), pursuant to which BBC was merged (the "Merger") with and into STI, and all of the outstanding shares of common stock of BBC were converted into shares of Common Stock and, with respect to the preferred stock of BBC, shares of Common Stock and warrants to purchase shares of Common Stock. As a holder of preferred stock of BBC, EM received in the Merger 152,449 shares of Common Stock and presently exercisable warrants to purchase 29,038 shares of Common

        Stock.

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     (2) The name of STI has been changed to Meridian Medical Technologies,
Inc., the issuer of the securities which are the subject of this Schedule 13D.

                               Page 4 of ___ Pages
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Item 4. Purpose of Transaction.

        The Merger Common Shares were acquired by EM pursuant to the terms of the Merger Agreement pursuant to which BBC was merged with and into the Company and all of the outstanding shares of common stock of BBC were converted into shares of Common Stock and, with respect to the preferred stock of BBC, shares of Common Stock and warrants to purchase shares of Common Stock. The warrants to purchase shares of Common Stock are presently exercisable at a purchase price per share of Common Stock of $11.00 and expire on November 20, 2001 (the "Warrants").

        In connection with the Merger, EM entered into a Security Holder Questionnaire and Agreement, dated November 4, 1996, by and between EM and the Company, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, among other things, EM agreed with the Company that it would only sell the shares of Common Stock acquired by EM in the Merger and the shares of Common Stock that may be acquired by EM pursuant to the exercise of the Warrants pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the registration requirements under the Securities Act. Pursuant to the Stockholders Agreement, the Company agreed with EM to prepare and file a registration statement with the Securities and Exchange Commission as soon as practicable, but in no event later than 30 days after the closing date of the Merger on a form available for the sale of the Merger Common Shares from time to time in the open market or in privately negotiated transactions.

        EM acquired the Merger Common Shares for investment purposes. Depending upon market conditions and other factors and subject to compliance with applicable securities laws requirements and the Stockholders Agreement, EM may determine to acquire additional shares of Common Stock and/or to dispose of shares of Common Stock in the open market or in privately negotiated transactions.

        Except as specifically set forth in this Item 4, none of EM, Merck, or, to the best knowledge of EM or Merck, any of the persons named in Schedules I and II hereto have any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although such persons may develop such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

(a) EM directly owns 214,438 shares of Common Stock and Warrants to purchase 29,038 shares of Common Stock (together, the "EM Common Shares"), which amounts include the shares of Common Stock and Warrants acquired in the Merger plus 61,989 shares of Common Stock previously acquired by EM from STI in November 1992 in a privately negotiated transaction. Based in part upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, the EM Common Shares represent 8.3% of (i) the 2,918,439 shares of Common Stock outstanding on the date hereof plus (ii) the 29,038 shares of Common Stock issuable upon exercise of the Warrants.

                               Page 5 of ___ Pages
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(b)     EM and Merck have the power to vote or direct the voting and the power to dispose or direct the disposition of the EM Common Shares.

(c) Except as set forth in this Schedule 13D, none of EM, Merck or, to the best knowledge of EM and Merck, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person is known by EM or Merck to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the EM Common Shares.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As noted in Item 4, above, EM and the Company entered into the Stockholders Agreement. The Shareholders Agreement provides that, in connection with the registration of the Merger Common Shares, the Company will pay certain expenses of EM incurred in connection therewith and provides for indemnification by the Company and EM under certain circumstances. Reference is made to the Stockholders Agreement for a more complete description of the terms of the Stockholders Agreement.

        Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.


        1. Security Holder Questionnaire and Agreement, dated November 4, 1996, by and between EM and the Company.

                               Page 6 of ___ Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1996

EM INDUSTRIES, INC.

By: /s/ Richard K. Hackett
    ----------------------
    Name: Richard K. Hackett
    Title: Corporate Vice President, Finance

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                                   SCHEDULE I

         EXECUTIVE OFFICERS AND DIRECTORS OF EM INDUSTRIES, INCORPORATED

Name:             Harald J. Schroder
Address:          Merck KGaA
                  Frankfurter Strasse 250
                  6100 Darmstadt
                  Federal Republic of Germany
Occupation:       Director, Merck KGaA
Citizenship:      Germany

Name:             Walter W. Zywottek
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York  10532
Occupation:       President & Chief Executive Officer
Citizenship:      Germany

Name:             Stephen J. Kunst
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York   10532
Occupation:       General Counsel
Citizenship:      U.S.A.

Name:             Charles Rice
Address:          Dey Laboratories, L.P.
                  2751 Napa Valley Corporate Drive
                  Napa, California  94558
Occupation:       President and Chief Executive Officer
Citizenship:      U.S.A.

Name:             Alan Pernick
Address:          EM Industries, Incorporated, Center Laboratories Division
                  35 Channel Dr.
                  Port Washington, New York 11050
Occupation:       President, Center Laboratories Division
Citizenship:      U.S.A.

Name:             Dieter Janssen
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York  10532
Occupation:       Chief Financial Officer
Citizenship:      Germany

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Name:             Stephen Feiman
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York   10532
Occupation:       Group Vice President, Chemicals and Pigments Division
Citizenship:      U.S.A.

Name:             Thomas Colclough
Address:          EM Industries, Incorporated
                  480 Democrat Road
                  Gibbstown, New Jersey  08047
Occupation:       Group Vice President, EM Science Division
Citizenship:      Canada

Name:             Stephen Burgess
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York  10532
Occupation:       Group Vice President, Health and Human Nutrition Division
Citizenship:      Great Britain

Name:             Clifford Pettinelli
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York   10532
Occupation:       Director of Human Resources
Citizenship:      U.S.A.

Name:             Richard Hackett
Address:          EM Industries, Incorporated
                  7 Skyline Drive
                  Hawthorne, New York  10532
Occupation:       Vice President, Corporate Accounting
Citizenship:      U.S.A.

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                                   SCHEDULE II

                  EXECUTIVE OFFICERS AND DIRECTORS MERCK KGaA

Name:             Hans-Joachim Langmann
Address:          Merckstrasse 40
                  64342 Seeheim-Jugenheim
                  Federal Republic of Germany
Occupation:       Physicist
Citizenship:      Germany

Name:             Klaus Gruber
Address:          Rosengartenstrasse 26
                  64665 Alsbach-Hahnlein
                  Federal Republic of Germany
Occupation:       Merchant
Citizenship:      Germany

Name:             Wolfgank Honn
Address:          Am Dahrsberg 9
                  64342 Seeheim-Jugenheim
                  Federal Republic of Germany
Occupation:       Merchant
Citizenship:      Germany

Name:             Edward H. Roberts
Address:          Margeritenstrasse 11
                  63322 Rodermark
                  Federal Republic of Germany
Occupation:       Pharmacist
Citizenship:      United Kingdom

Name:             Michael Romer
Address:          Niederwiesenring 129a
                  63110 Rodgau
                  Federal Republic of Germany
Occupation:       Chemist
Citizenship:      Germany

Name:             Thomas Schreckenbach
Address:          Prinzenbergweg 1
                  63467 Muhltal
                  Federal Republic of Germany
Occupation:       Chemist
Citizenship:      Germany

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Name:             Harold J. Schroder
Address:          Merck KGaA
                  Frankfurter Strasse 250
                  6100 Darmstadt
                  Federal Republic of Germany
Occupation:       Director, Merck KGaA
Citizenship:      Germany

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                                  EXHIBIT INDEX

                                                                           Page
Exhibit                                                                   Number
-------                                                                   ------

1. Security Holder Questionnaire and Agreement, dated November 4, 1996, by and between EM Industries, Incorporated and
        Survival Technology, Inc.

                              Page 12 of ___ Pages